Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ANNOUNCES FILING DATE OF YEAR-END RESULTS FOR 2016 AND
UPCOMING INVESTOR CONFERENCE CALL

CALGARY, ALBERTA, March 28 2017 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD; OTC QB:NSFDF) advises that its financial and operating results for the fiscal year ended December 31, 2016 will be filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT’s website at www.nxtenergy.com on March 30th, 2017.
NXT Energy also advises that it will host an investor and media conference call on Monday April 3, 2017 at 2:15 pm MT (4:15 pm ET), to discuss the 2016 results, and the status of recent business development initiatives.

Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Conference Code:	5379880#
Operator assisted, toll-free, dial-in number:
Canada & USA	1-800-806-5484
International	https://www.confsolutions.ca/ILT?oss=1P29R8003770758

For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com
NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart V-P Finance & CFO NXT Energy Solutions Inc. 403-206-0807 Nxt_info@nxtenergy.com www.nxtenergy.com	Kin Communications Investor Relations 1-866-684-6730 / 604-684-6730 sfd@kincommunications.com
Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.